SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Christopher & Banks Corporation

(Name of Subject Company)

Christopher & Banks Corporation

(Names of Persons Filing Statement)

Common stock, $0.01 par value

(Title of Class of Securities)

171046105

(CUSIP Number of Class of Securities)

Luke R. Komarek

Senior Vice President & General Counsel

Christopher & Banks Corporation

2400 Xenium Lane North
Plymouth, MN  55441

(763) 551-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert A. Rosenbaum
Jonathan A. Van Horn

Dorsey & Whitney LLP

50 S. Sixth Street, Suite 1500

Minneapolis, MN  55402

(612) 340-2600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 3, 2012, the following communication was sent by the CEO of Christopher & Banks Corporation (the “Company”), Joel Waller, to the Company’s employees:

July 3, 2012

Dear Christopher & Banks Associates:

As you may have seen, Aria Partners issued a press release this morning making an unsolicited offer to acquire our Company. Given our responsibilities as a public company we will be making public statements regarding this matter only through press releases or SEC filings. A copy of a press release just issued by the Company is attached.

Please understand that it is important for all of us to maintain a “business as usual” attitude at Christopher & Banks, and to remain committed to executing our roles and responsibilities and focusing on our key initiatives.

We recognize that you may have questions about what this means for our Company and the future.  In addition, you may receive inquiries from outside parties, including the media.  It is important for all of us to speak with one voice at this time, so please forward any such inquiries to Pete Michielutti, our Chief Financial Officer, at (763) 551-5152.

I want you to know that the Board and management team value your continued hard work and dedication and are committed to the successful execution of our key initiatives.  As a team, we have made considerable progress over the last several months on those initiatives— and I believe that our Company is on the right track, in large part, due to your efforts every day. I am very proud of the work all of you are doing.

We will do our best to keep you informed as this process unfolds.  Thank you again for your continued commitment to Christopher & Banks.

Sincerely,

Joel Waller

President & Chief Executive  Officer

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Christopher & Banks Corporation (the “Company”) has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.  In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting Luke Komarek, Corporate Secretary at 763-551-5000.

On July 3, 2012, the Company issued the following press release:

2400 Xenium Lane North, Plymouth, MN 55441 • (763) 551-5000 • www.christopherandbanks.com

FOR:	Christopher & Banks Corporation

COMPANY CONTACT:	Joel N. Waller
President and Chief Executive Officer
(763) 551-5000

INVESTOR RELATIONS CONTACT:	Jean Fontana
ICR, Inc.
(203) 682-8200

CHRISTOPHER & BANKS CORPORATION ACKNOWLEDGES RECEIPT OF
ARIA PARTNERS PROPOSAL

Christopher & Banks Corporation (NYSE: CBK), a specialty women’s apparel retailer, acknowledged receipt of a letter today from Aria Partners indicating its interest in acquiring all outstanding stock of the Company for $1.75 per share.

Consistent with its fiduciary responsibilities, the Company’s Board of Directors will review and consider this unsolicited proposal, in consultation with its financial and legal advisors, and determine the course of action that it believes to be in the best interests of Christopher & Banks and its stockholders, and communicate any such conclusion to its stockholders. Piper Jaffray & Co. and Dorsey & Whitney LLP have been retained as financial and legal advisors, respectively, to assist the Board in its evaluation of the proposal.

Christopher & Banks stockholders are advised to take no action at this time pending the review of the proposal by Christopher & Banks’ Board of Directors.

About Christopher & Banks

Christopher & Banks Corporation is a Minneapolis-based specialty retailer of women’s clothing. As of July 3, 2012, the Company operates 658 stores in 44 states consisting of 389 Christopher & Banks stores, 179 stores in their women’s plus size clothing division CJ Banks, 65 dual stores and 25 outlet stores. The Company also operates the www.ChristopherandBanks.com and www.CJBanks.com e-commerce websites.

Keywords:  Christopher & Banks, CJ Banks, Women’s Clothing, Plus Size Clothing, Petites, Extended Sizes, Outfits.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. No tender offer for the shares of Christopher & Banks Corporation (the “Company”) has commenced at this time. If a tender offer is commenced, the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and stockholders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.  In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting Luke Komarek, Corporate Secretary at 763-551-5000.